April 3, 2012

VIA EDGAR

Ms. Jennifer Monick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2011
Filed on March 30, 2011

Dear Ms. Monick:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated March 28, 2012 regarding your comment to the above-referenced filing and our March 15, 2012 correspondence. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K as of and for the fiscal year ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 41

Allowance for Projects Under Development, page 43

1.

We note your response to prior comment one and are unable to agree with your position that it is appropriate to record an allowance for projects under development. Please revise your filing to remove this allowance or provide a SAB 99 analysis supporting that the impact is not material. With respect to your proposed changes to the presentation of your rollforward within Schedule II, to the extent this item does not have a material impact on your financial statements and you continue to provide an allowance for projects under development, we believe you should retain the current presentation and do not believe you should make the proposed changes to the presentation of your rollforward within Schedule II.

After further consideration of our historical accounting for projects under development, we have concluded that we should have instead been accounting for such projects in accordance with ASC 970-360-40, and only writing off capitalized project costs as specific development projects were abandoned. We have assessed the effect of this error pursuant to the guidance in SAB 99, and have determined that the impact was not material to any previously issued financial statements, as documented in the attached SAB 99 memo. However, the cumulative effect of correcting our accounting in the current period would be material to our year ending January 31, 2012. Consequently, pursuant to the guidance in SAB 108, we will revise all affected prior year and quarterly financial information in our 2011 Form 10-K, which we intend to file on April 2, 2012.

The allowance for projects under development will no longer exist and, therefore, will not be included in Schedule II in the 2011 Form 10-K.

We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Mark Rakip

2

Forest City Enterprises, Inc.

Memo

To:	Forest City Enterprises, Inc. Audit Committee Members

From:	Doug Benjamin, Financial Reporting Group

CC:	David LaRue, Bob O’Brien, Chuck Obert

Date:	April 2, 2012

Re:	SAB 99 Memo – Allowance for Projects Under Development

Background

Forest City Enterprises, Inc. (“We” or “Company”) is an owner, developer and manager of a diverse portfolio of real estate located throughout the United States. We have approximately $10.5 billion of total assets as of January 31, 2012.

Historically, in addition to recording a charge to operating expense for projects under development (“PUD”) in the period in which the project is abandoned (970-360-40-1), we also recorded an allowance against PUD not yet abandoned to reflect the Company’s experience that there may be factors in existence at any reporting period that the Company’s management may not be aware of at the time, but had these factors come to light, the project would have been abandoned during the period. The Allowance has been recorded and presented in Accounts Payable, Accrued Expenses, and Other Liabilities in our previously filed financial statements. We have previously disclosed the amounts written off as abandoned, our policy for recording the Allowance, the amount of the Allowance, the amount of the change in the Allowance, and have included the Allowance in Schedule II of Form 10-K since the year ended January 31, 1999.

On January 27, 2012, the Company received a comment letter from the SEC related to our Form 10-K for the fiscal year ended January 31, 2011, which included a question regarding the accounting for our allowance for projects under development (the “Allowance”).

As a result of our dialog with the SEC, we have reconsidered our historical accounting for PUD. We determined that recording the Allowance was not in accordance with ASC 970-360-40 and concluded that the Allowance would be removed (“Allowance Revision”), effective during the three months ended January 31, 2012.

We have evaluated the error within the context of ASC 250, Accounting Changes and Error Corrections, (“Topic 250”), SEC Staff Accounting Bulletin No. 99, Materiality, (“SAB 99”) and SEC Staff Accounting Bulletin No. 108, Topic 1.N., Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”). In accordance with SAB 99, we assessed the impact of the error using quantitative and qualitative factors to determine the materiality of the adjustment related to the historical accounting as discussed above on the previously filed financial statements.

Quantitative Assessment

We view 5% of annual and 10% of quarterly pre-tax earnings (loss) from continuing operations as a benchmark for assessing quantitative materiality.

The key measurements from our analysis are summarized below and attached (including the four quarters of the year ended January 31, 2010) as Exhibit D.

	Year ended	Year ended	Quarter ended				Year ended	Quarter ended
(In thousands, except EPS)	1/31/2009	1/31/2010	4/30/2010	7/31/2010	10/31/2010	1/31/2011	1/31/2011	4/30/2011	7/31/2011	10/31/2011
Revenue - As reported	$1,251,602	$1,232,013	$275,557	$304,946	$299,368	$297,790	$1,177,661	$316,881	$253,205	$261,198
Revenue - As revised	1,251,602	1,232,013	275,557	304,946	299,368	297,790	1,177,661	316,881	253,205	261,198
Percentage Variance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Operating expenses - As reported	767,170	704,552	155,291	169,516	162,082	198,894	685,783	165,688	159,771	169,155
Operating expenses - As revised	761,170	698,552	155,291	169,516	163,082	198,894	686,783	167,688	157,771	167,155
Percentage Variance	-0.8%	-0.9%	0.0%	0.0%	0.6%	0.0%	0.1%	1.2%	-1.3%	-1.2%

Pre-Tax net earnings (loss) from continuing - As reported	(139,932)	(23,009)	(30,330)	254,832	(5,027)	(47,487)	171,988	61,290	(15,901)	(52,500)
Pre-Tax net earnings (loss) from continuing - As revised	(133,932)	(17,009)	(30,330)	254,832	(6,027)	(47,487)	170,988	59,290	(13,901)	(50,500)
Percentage Variance	-4.3%	-26.1%	0.0%	0.0%	19.9%	0.0%	-0.6%	-3.3%	-12.6%	-3.8%

Net Earnings (loss) to common - As reported	(113,247)	(30,651)	(15,562)	118,739	(50,641)	(5,683)	46,853	43,717	4,284	(41,875)
Net Earnings (loss) to common - As revised	(109,574)	(26,978)	(15,562)	118,739	(51,253)	(5,683)	46,241	42,493	5,508	(40,651)
Percentage Variance	-3.2%	-12.0%	0.0%	0.0%	1.2%	0.0%	-1.3%	-2.8%	28.6%	-2.9%

Diluted EPS - As reported	(1.20)	(0.13)	(0.10)	0.62	(0.33)	(0.04)	0.42	0.24	0.02	(0.25)
Diluted EPS - As revised	(1.17)	(0.10)	(0.10)	0.62	(0.33)	(0.04)	0.42	0.22	0.01	(0.25)
Percentage Variance	-2.5%	-20.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-10.3%	-33.1%	2.9%

EBDT - As reported	218,937	301,106	70,467	105,560	90,699	43,149	309,875	127,376	70,706	77,477
EBDT - As revised	218,937	301,106	70,467	105,560	90,699	43,149	309,875	127,376	70,706	77,477
Percentage Variance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Total Equity - As reported	1,176,099	1,504,840	1,632,638	1,749,425	1,368,506	1,860,311	1,860,311	1,897,998	1,901,579	1,849,139
Total Equity - As revised	1,179,772	1,508,513	1,632,638	1,749,425	1,367,894	1,860,311	1,859,699	1,896,774	1,902,803	1,850,363
Percentage Variance	0.3%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.1%	0.1%

Accounts payable, etc - As reported	1,277,199	1,194,688	1,351,359	1,056,109	1,074,994	1,074,042	1,074,042	1,067,836	1,053,778	1,082,806
Accounts payable, etc - As revised	1,259,413	1,170,902	1,327,573	1,032,323	1,052,208	1,051,256	1,051,256	1,043,050	1,030,992	1,062,020
Percentage Variance	-1.4%	-2.0%	-1.8%	-2.3%	-2.1%	-2.1%	-2.1%	-2.3%	-2.2%	-1.9%

Balance Sheets and Statements of Equity

The Allowance, which was included in the Accounts Payable, Accrued Expenses and Other Liabilities on our Balance Sheet was $22,786,000 and $23,786,000 as of January 31, 2011 and 2010, respectively. These ending Allowance balances represent 2.2 % and 2.0 % of Accounts Payable and Accrued Expenses as of January 31, 2011 and 2010 respectively. Deferred Tax Liabilities were understated by $8,837,000 as of January 31, 2011, or approximately 1.8% of total Deferred Tax Liabilities. Each of these amounts are de mimimus (i.e. less than 1%) to Total Liabilities as of each year end.

The impact on Retained Earnings as of January 31, 2009 related to the activity in the Allowance for periods prior to January 31, 2009 was an understatement of $10,888,000, which approximates 1.7% of the previously reported Retained Earnings amount. The amount is de mimimus to previously reported total equity.

Based on these amounts, the impact to the Balance Sheets and the Statements of Equity is not quantitatively significant.

Cash Flow Statements

The Allowance Revision does not impact total Cash Flows provided by Operating Activities, used by Investing Activities or provided by Financing Activities. As such, there is no impact to the Cash Flow Statement, and no further analysis is warranted.

Statements of Operations

As shown in the table above, the impact to pre-tax earnings from continuing operations is de mimimus for the year ended January 31, 2011 and less than our benchmark for the year ended January 31, 2009.

For the year ended January 31, 2010, the impact to pre-tax loss from continuing operations was 26%, which exceeds our 5% materiality benchmark. However, it is important to note that our pre-tax loss from continuing operations metric is lower than in the surrounding years principally due to impairment charges without any offsetting gains from sales of assets in that year. Pre-tax earnings (loss) from continuing operations in the year ended January 31, 2010 is 2% of total revenue; versus over 15%, 15% and (11%) for the years ended January 31, 2012, 2011 and 2009, respectively. These impairment charges are the result of changes in market assumptions (discount and capitalization rates reflecting changes in investor expectations of return given market conditions) and an uncertainty about the time it would take for the market to recover. Across the real estate industry, there were very few sales of real estate that year, as potential buyers and sellers could not agree on a transaction price due to market conditions at the time and large bid/ask price spreads. As a result, the impact to the earnings subtotals for the year ended January 31, 2010 was in excess of our quantitative benchmark. However, the gross dollar amount ($6,000,000) by itself would not be considered quantitatively significant to a Company our size and in relation to our overall income statement. In comparison, the impact to the year ended January 31, 2009 was also $6,000,000, but it represented less than 5% of pre-tax net earnings (loss) from continuing operations in that year.

Furthermore, we considered our quarterly analysis in Exhibits B and C and the impact to the quarters (including EPS) and noted that the quantitative impact was less than our benchmark in all cases except as noted in the table below. In each instance the adjustments don’t change the quarter to quarter trend (as shown in the graphs below), nor do they significantly impact quarterly comparisons on a year over year basis, or quarterly comparisons on a quarter to consecutive quarter basis.

•	The quarters ended April 30 and July 31, 2009 are consistent with the discussion above regarding the corresponding annual period, the absolute dollar amount is small (as shown in the table below)
•

Pre-tax net loss from continuing operations exceeds our benchmark for the quarter ended October 31, 2010; however the absolute dollar amount is only a $1,000,000 reduction in pre-tax net loss from continuing operations.

•

Pre-tax net loss from continuing operations exceeds our benchmark for the quarter ended July 31, 2011; however the absolute dollar amount is only a $2,000,000 reduction in pre-tax net loss from continuing operations. While not part of our benchmark, we considered the related impacts to Net Loss to Common Shareholders and Diluted EPS (also for the quarter ended April 30, 2011). The adjustment is a low absolute dollar amount and there is no significant impact to the trends.

	Quarter ended				Quarter ended				Quarter ended
(In thousands, except EPS)	4/30/2009	7/31/2009	10/31/2009	1/31/2010	4/30/2010	7/31/2010	10/31/2010	1/31/2011	4/30/2011	7/31/2011	10/31/2011
Pre-tax adjustment amount	5,000	1,000	–	–	–	–	(1,000)	–	(2,000)	(2,000)	2,000

Pre-Tax net earnings (loss) from continuing - As reported	(54,085)	1,096	(1,516)	31,496	(30,330)	254,832	(5,027)	(47,487)	61,290	(15,901)	(52,500)
Pre-Tax net earnings (loss) from continuing - As revised	(49,085)	2,096	(1,516)	31,496	(30,330)	254,832	(6,027)	(47,487)	59,290	(13,901)	(50,500)
Percentage Variance	-9.2%	91.2%	0.0%	0.0%	0.0%	0.0%	19.9%	0.0%	-3.3%	-12.6%	-3.8%

Net Earnings (loss) to common - As reported	(30,679)	(1,789)	(4,384)	6,201	(15,562)	118,739	(50,641)	(5,683)	43,717	4,284	(41,875)
Net Earnings (loss) to common - As revised	(27,618)	(1,177)	(4,384)	6,201	(15,562)	118,739	(51,253)	(5,683)	42,493	5,508	(40,651)
Percentage Variance	-10.0%	-34.2%	0.0%	0.0%	0.0%	0.0%	1.2%	0.0%	-2.8%	28.6%	-2.9%

Diluted EPS - As reported	(0.30)	(0.01)	(0.03)	0.04	(0.10)	0.62	(0.33)	(0.04)	0.24	0.02	(0.25)
Diluted EPS - As revised	(0.26)	(0.02)	(0.03)	0.04	(0.10)	0.62	(0.33)	(0.04)	0.22	0.01	(0.25)
Percentage Variance	-13.3%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-10.3%	-33.1%	2.9%

The error has had virtually no impact to our annual or quarterly earnings trend as evidenced in the graphs (in thousands of $) below:

Pre-tax net earnings (loss) from continuing operations
For the years ended January 31,
200,000
150,000
100,000
50,000
-
(50,000)
(100,000)
(150,000)
(200,000)
2007
2008
2009
2010
2011
2012
As Reported
As Revised

Pre-tax net earnings (loss) from continuing operations
for the four quarters ended ended January 31, 2012
100,000
50,000
-
(50,000)
(100,000)
(150,000)
(200,000)
Q1
Q2
Q3
Q4
As Reported
As Revised

Pre-tax net earnings (loss) from continuing operations
for the four quarters ended January 31, 2011
300,000
250,000
200,000
150,000
100,000
50,000
-
(50,000)
(100,000)
Q1
Q2
Q3
Q4
As Reported
As Revised

As noted in the graphs above, the trends are identical or nearly identical for the quarterly periods shown, with only a slight deviation in the first quarter of the year ended January 31, 2010 which (qualitatively) was during a significant financial crisis experienced by us and the real estate industry. Although the impacts result in percentage changes in excess of 10%, the gross dollar amounts of each of the quarterly impacts are not quantitatively significant to a Company our size.

To illustrate, below is a graph showing the movement in the PUD Allowance (in thousands of $) for all periods presented:

As the graph shows, the balance has remained relatively constant, with some movement in the current year which (as is evidenced in Exhibit B) did not have a significant impact on the quarters.

Segment Disclosure

The segment data presented in our Form 10-K that is affected by the Allowance Revision relates to Operating Expenses and Net Income for our Commercial and Residential segments only, as they are the only two segments that have development activity of future operating properties. The Allowance Revision had no impact on Earnings before Depreciation, Amortization and Deferred Taxes (“EBDT”), which is the measure used by our Chief Operating Decision Maker to assess performance of our real estate portfolio, a de minimus impact, or close thereto, on Operating Expense and the impact on Net Earnings (Loss) Attributable to Common Shareholders was less than our benchmark in our segment disclosure.

Year Ended January 31, 2011	Commercial				Residential
(In thousands)
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Operating Expenses	$404,253	$404,953	$700	0.2%	$136,296	$136,596	$300	0.2%

Net earnings (loss) attributable to common	113,040	112,612	$(428)	-0.4%	54,845	54,661	$(184)	-0.3%

EBDT	277,480	277,480	$–	0.0%	106,556	106,556	$–	0.0%

Year Ended January 31, 2010	Commercial				Residential
(In thousands)
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Operating Expenses	$417,717	$413,517	$(4,200)	-1.0%	$158,686	$156,886	$(1,800)	-1.1%

Net earnings (loss) attributable to common	48,571	46,942	$(1,629)	-3.5%	31,167	30,469	$(698)	-2.3%

EBDT	286,420	286,420	$–	0.0%	122,769	122,769	$–	0.0%

Qualitative Assessment

In addition to the quantitative analysis above, management considered the following overall qualitative factors:

1)

The adjustment is the result of a policy that we had previously considered reasonable however ultimately concluded needed to be adjusted based upon reconsideration of the applicable accounting guidance. The balance and movement in the Allowance has been fully disclosed in Schedule II. The Allowance involved management’s estimate of the potential loss and included a variety of assumptions.

2)

The revision does not mask a trend in our earnings for any of the periods discussed above. See the graphs in the quantitative section above. In fact, as illustrated in the graphs above, the Allowance Revision had virtually no impact to the trend line of our Pre-Tax Earnings from Continuing Operations for the fiscal years or quarters presented.

3)

The revision does not hide a failure to meet analysts’ consensus expectations for the Company. The Company’s analysts publish quarterly EBDT per share (see discussion below) expectations for the Company. The impact of the Allowance Revision would not have affected the analysts’ expectations.

4)	With one exception, the revision does not change a loss into income or vice versa as evidenced by the tables above and the exhibits. In the quarter ended October 31, 2011 the approximately

$1,052,000 loss before income taxes, as reported in the Quarterly Consolidated Financial Data, would have changed to $948,000 of income had the Allowance not been recorded. (The Quarterly Consolidated Financial Data has been restated for discontinued operations in the fourth quarter ended January 31, 2012. Given the minimal dollar amount involved, this is an insignificant factor in our overall assessment.

5)

The revision was less than our benchmark to the segment disclosure as noted above. As the quantitative impact is not material to the two impacted segments, which are the primary drivers of our operations, it further supports a conclusion that the revision is not material to the consolidated entity.

6)

The revision does not impact management’s compensation or bonus calculations, which are based on EBDT, NOI, and Liquidity (the impact upon which is described below) and the impact to those measures is de minimus or non-existent.

7)

The establishment of the Allowance did not conceal an unlawful transaction and furthermore the amounts and policy were fully documented and disclosed in our footnotes to the financial statements, managements’ critical accounting policies and on Schedule II.

8)

The Allowance Revision does not affect our compliance with any of our debt covenants. Changes to the Allowance are either excluded from or not applicable to each of the covenant calculations under the Credit Agreement and did not affect our compliance with our Senior debt financial covenants. All of our remaining debt is non-recourse without financial covenants.

9)

The Allowance Revision does not affect the Company’s liquidity for any of the years discussed because the adjustment was a non-cash transaction, and Net Operating Income would have been impacted favorably.

The measure used by our Chief Operating Decision Maker to assess performance of our real estate portfolio is EBDT and is disclosed in our Segment Footnote. Based on analyst calls, questions, and reports, other financial measures that our investors and analysts use to evaluate the performance of our Company are EBDT and Net Operating Income. EBDT for the three years ended January 31, 2011, 2010 and 2009 was $309,875,000, $301,106,000 and 218,937,000 respectively, and Net Operating Income (“NOI”), which was $710,995,000, $587,823,000 and $562,402,000 for the years ended January 31, 2011, 2010 and 2009, respectively. The impact of the Allowance Revision to these financial measures is de minimus to each these financial measures. Additional operating statistics that our investors and industry analysts use to evaluate the performance of our Company include Occupancy, same store or Comparable NOI, tenant sales per square foot and leasing spreads, each of which are used to evaluate our operating portfolio. As the Allowance affects development projects, none of the Allowance Revision impacts these Operating statistics used by our investors or industry analysts. The allowance has no impact on Liquidity, which is a measure of the amount of debt incurred by the Company.

SAB 99 Conclusion:

Based upon the quantitative and qualitative factors discussed above, management has concluded that the impact of the Allowance Revision is not material for any of the previously issued annual or quarterly financial statements.

The Allowance balance was $22,786,000 as of January 31, 2011 or approximately 13% of Pre-Tax Net Income From Continuing Operations for the year ended January 31, 2012. Given the relative magnitude of the cumulative adjustment of $22,786,000, as well as the significant annual percentage impact, the Company believes that recording the cumulative Allowance Revision in the current period would result in a material misstatement for the year ended January 31, 2012. As a result, in accordance with the guidance in SAB 108, the errors must be corrected by revising the previously issued financial statement the next time they are filed, with transparent disclosure regarding the nature and amount of the errors included.

Therefore, in our financial results presentation in Form 10-K for the fiscal year ended January 31, 2012, to be filed with the SEC on Monday, April 2, 2012, we will revise the financial statements for the fiscal years ended January 31, 2011 and 2010 to reflect the Allowance Revision taken in such periods. We considered labeling the January 31, 2011 and 2010 columns “Revised”, but determined this is not necessary as we have concluded the impact was not material to any of those periods. Furthermore, as the amounts are not material, we do not believe it is necessary to file a Report on Form 8-K under Item 4.02 to retract reliance on our previously filed financial statements.

We will include the following disclosure in Footnote A of the Form 10-K. This disclosure allows the reader to understand the impact to our previously reported financial statements and the appropriate accounting literature relied upon to support our treatment of the removal of the Allowance.

Revision of Prior Period Financial Statements

Historically, the Company wrote-off specific development projects when management determined it was probable the specific project would not be developed. In addition, the Company recorded an allowance for estimated project development write-offs for projects under development that had not yet been abandoned (the “Allowance”). In connection with the preparation of its financial statements for the year ended January 31, 2012, the Company has reconsidered the historical accounting policy related to the Allowance and has determined that recording the Allowance was not in accordance with ASC 970-360-40 (Real Estate – Abandonments) and concluded that the reserve should be removed (“Allowance Revision”). The Company assessed the materiality of this error on prior periods’ financial statements in accordance with ASC 250 (SEC’s Staff Accounting Bulletin No. 99, Materiality), and concluded that the error was not material to any prior annual or interim periods, but the cumulative adjustment necessary to remove the Allowance would be material if the correction was recorded during the year ended January 31, 2012. Accordingly, in accordance with ASC 250 (SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,”), the financial statements as of January 31, 2011 and the two years then ended, which are presented herein have been revised. The following are selected line items from our financial statements illustrating the affect of the error correction thereon:

	As Reported	Adjustment	As Revised
	(in thousands, except per share data)
Consolidated Balance Sheet as of January 31, 2011

Accounts payable, accrued expenses and other liabilities	$1,074,042	$(22,786)	$1,051,256
Deferred income taxes	489,974	8,837	498,811
Retained earnings	659,926	13,949	673,875

Consolidated Statement of Operations for the year ended January 31, 2011

Operating expenses	646,199	1,000	647,199
Deferred income tax expenses (benefit)	69,912	(388)	69,524
Earnings (loss) from continuing operations	99,774	(612)	99,162
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	46,853	(612)	46,241
Basic earnings (loss) per common share from continuing operations attributable to Forest City Enterprises, Inc. common shareholders	0.43	(0.01)	0.42

Consolidated Statement of Operations for the year ended January 31, 2010

Operating expenses	670,988	(6,000)	664,988
Deferred income tax expense (benefit)	(20,114)	2,327	(17,787)
Earnings (loss) from continuing operations	(11,115)	3,673	(7,442)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	(30,651)	3,673	(26,978)
Basic and diluted earnings (loss) per common share from continuing operations attributable to Forest City Enterprises, Inc. common shareholders	(0.13)	0.03	(0.10)

The impact of the Allowance Revision also includes an understatement of $10,888,000 to retained earnings as of January 31, 2009.

We will include the following disclosure in the MD&A section of the Form 10-K.

Revision of Prior Period Financial Statements

Historically, we wrote-off specific development projects when management determined it was probable the specific project would not be developed. In addition, we recorded an allowance for estimated project write-offs for projects under development that had not yet been abandoned (the “Allowance”). We have reconsidered the historical accounting policy related to the Allowance. We determined that recording the Allowance was not in accordance with ASC 970-360-40 (Real Estate – Abandonments) and concluded that the reserve should be removed (“Allowance Revision”). The impact of the Allowance Revision was an understatement of operating expenses of $1,000,000 ($612,000 after tax) and an overstatement of operating expenses of $6,000,000 ($3,673,000 after tax) for the years ended January 31, 2011 and 2010, respectively, an overstatement of accounts payable, accrued expenses and other liabilities of $22,786,000 and an understatement of deferred income tax liability of $8,837,000 as of January 31, 2011 and a $10,888,000 understatement of retained earnings as of January 31, 2009. For the year ended January 31, 2011 basic earnings per common share from continuing operations decreased from $.43 to $.42. For the year ended January 31, 2010, basic and diluted loss from continuing operations per common share decreased from $ (.13) to $ (.10), and basic and diluted net loss per common share decreased from $(.22) to $ (.19) as a result of the Allowance Revision. We assessed the materiality of this error on prior periods’ financial statements in accordance with ASC 250 (SEC’s Staff Accounting Bulletin No. 99, Materiality), and concluded that the error was not material to any prior annual or interim periods but the cumulative adjustment necessary to remove the allowance would be material if the correction was recorded during the year ended January 31, 2012. Accordingly, in accordance with ASC 250 (SEC Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current Year Financial Statements,”), the financial statements as of January 31, 2011 and the two years then ended presented herein, the three quarters ended October 31, 2011, and the four quarters of the year ended January 31, 2010 presented in the Quarterly Consolidated Financial Data have been revised to correct the error.

We will revise all years presented in the five year table of financial results in Item 6 of Form 10-K and the quarterly information presented in the Quarterly Consolidated Financial Data which will include the following disclosure:

Revision of Prior Period Financial Statements

The following quarterly consolidated financial data for each of the first three quarters of the year ended January 31, 2012 and the third quarter ended October 31, 2010 have been revised to reflect the correction of the error described in Note A.

	Quarter Ended
		October 31, 2011		July 31, 2011		April 30, 2011
	January 31, 2012	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
	(in thousands, except per share data)
Revenues from real estate operations	$281,249	$257,015	$257,015	$246,559	$246,559	$305,154	$305,154
Earnings (loss) before income taxes	$(132,245)	$(1,052)	$948	$(19,681)	$(17,681)	$40,591	$38,591
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	$(109,236)	$(41,875)	$(40,651)	$4,284	$5,508	$43,717	$42,493
Basic net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders per common share(1)	$(0.65)	$(0.25)	$(0.24)	$0.02	$0.03	$0.26	$0.25
Diluted net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders per common share(1)	$(0.65)	$(0.25)	$(0.24)	$0.02	$0.03	$0.24	$0.23

	Quarter Ended
		October 31, 2010
	January 31, 2011	As Reported	As Revised	July 31, 2010	April 30, 2010
	(in thousands, except per share data)

Revenues from real estate operations	$280,147	$282,806	$282,806	$290,029	$264,667
Earnings (loss) before income taxes	$(37,040)	$(4,887)	$(5,887)	$256,533	$(14,124)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	$(5,683)	$(50,641)	$(51,253)	$118,739	$(15,562)
Basic net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders per common share(1)	$(0.04)	$(0.33)	$(0.33)	$0.74	$(0.10)
Diluted net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders per common share(1)	$(0.04)	$(0.33)	$(0.33)	$0.62	$(0.10)

The Company has discussed this matter with the Audit Committee, internal legal counsel, and our external securities-law counsel, all of whom agree with management’s conclusion. We have also discussed this matter with PricewaterhouseCoopers LLP, our external auditor, who concurs with management’s conclusion.

Forest City Enterprises, Inc. SAB 99 Analysis	EXHIBIT A

Years Ended January 31,	2011				2010				2009
(In thousands, except EPS)
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Revenues from real estate operations	$1,177,661	$1,177,661	$–	0.0%	$1,232,013	$1,232,013	$–	0.0%	$1,251,602	$1,251,602	$–	0.0%

Expenses
Operating expenses	685,783	686,783	1,000	0.1%	704,552	698,552	(6,000)	-0.9%	767,170	761,170	(6,000)	-0.8%

Earnings (loss) before income taxes	202,182	201,182	(1,000)	-0.5%	(7,956)	(1,956)	6,000	-75.4%	(104,347)	(98,347)	6,000	-5.8%

Pre-Tax Earnings (loss) from continuing operations	171,988	170,988	(1,000)	-0.6%	(23,009)	(17,009)	6,000	-26.1%	(139,932)	(133,932)	6,000	-4.3%

Income tax expense (benefit)	69,720	69,332	(388)	-0.6%	(12,229)	(9,902)	2,327	-19.0%	(30,024)	(27,697)	2,327	-7.8%

Earnings (loss) from continuing operations	102,268	101,656	(612)	-0.6%	(10,780)	(7,107)	3,673	-34.1%	(109,908)	(106,235)	3,673	-3.3%

Net earnings (loss)	86,010	85,622	(388)	-0.5%	(24,041)	(21,714)	2,327	-9.7%	(99,430)	(97,103)	2,327	-2.3%

Net earnings (loss) attributable to common	46,853	46,241	(612)	-1.3%	(30,651)	(26,978)	3,673	-12.0%	(113,247)	(109,574)	3,673	-3.2%

EBDT	309,875	309,875	–	0.0%	301,106	301,106	–	0.0%	218,937	218,937	–	0.0%

Basic EPS - Continuing Operations	0.43	0.42			(0.13)	(0.10)			(1.20)	(1.17)
Diluted EPS - Continuing Operations	0.42	0.42			(0.13)	(0.10)			(1.20)	(1.17)

Forest City Enterprises, Inc.

SAB 99 Analysis	EXHIBIT B

Year Ended January 31, 2012	Q1 2011				Q2 2011				Q3 2011
(In thousands, except EPS)
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Revenues from real estate operations	$316,881	$316,881	$–	0.0%	$253,205	$253,205	$–	0.0%	$261,198	$261,198	$–	0.0%

Expenses
Operating expenses	165,688	167,688	2,000	1.2%	159,771	157,771	(2,000)	-1.3%	169,155	167,155	(2,000)	-1.2%

Earnings (loss) before income taxes	41,296	39,296	(2,000)	-4.8%	(18,286)	(16,286)	2,000	-10.9%	(12,484)	(10,484)	2,000	-16.0%

Pre-Tax Earnings (loss) from continuing operations	61,290	59,290	(2,000)	-3.3%	(15,901)	(13,901)	2,000	-12.6%	(52,500)	(50,500)	2,000	-3.8%

Income tax expense (benefit)	18,312	17,536	(776)	-4.2%	(6,171)	(5,395)	776	-12.6%	(17,218)	(16,442)	776	-4.5%

Earnings (loss) from continuing operations	42,978	41,754	(1,224)	-2.8%	(9,730)	(8,506)	1,224	-12.6%	(35,282)	(34,058)	1,224	-3.5%

Net earnings (loss)	48,697	47,473	(1,224)	-2.5%	90,357	91,581	1,224	1.4%	(35,282)	(34,058)	1,224	-3.5%

Net earnings (loss) attributable to common	43,717	42,493	(1,224)	-2.8%	4,284	5,508	1,224	28.6%	(41,875)	(40,651)	1,224	-2.9%

EBDT	127,376	127,376	–	0.0%	70,706	70,706	–	0.0%	77,477	77,477	–	0.0%

Basic EPS - Continuing Operations	0.26	0.25			0.02	0.01			(0.25)	(0.25)
Diluted EPS - Continuing Operations	0.24	0.22			0.02	0.01			(0.25)	(0.25)

Year Ended January 31, 2011	Q1 2010				Q2 2010				Q3 2010
(In thousands, except EPS)
	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Revenues from real estate operations	$275,557	$275,557	$–	0.0%	$304,946	$304,946	$–	0.0%	$299,368	$299,368	$–	0.0%

Expenses
Operating expenses	155,291	155,291	–	0.0%	169,516	169,516	–	0.0%	162,082	163,082	1,000	0.6%

Earnings (loss) before income taxes	(13,206)	(13,206)	–	0.0%	255,828	255,828	–	0.0%	(5,695)	(6,695)	(1,000)	17.6%

Pre-Tax Earnings (loss) from continuing operations	(30,330)	(30,330)	–	0.0%	254,832	254,832	–	0.0%	(5,027)	(6,027)	(1,000)	19.9%

Income tax expense (benefit)	(8,923)	(8,923)	–	0.0%	81,566	81,566	–	0.0%	19,501	20,113	612	3.1%

Earnings (loss) from continuing operations	(21,407)	(21,407)	–	0.0%	173,266	173,266	–	0.0%	(24,528)	(26,140)	(1,612)	6.6%

Net earnings (loss)	(21,364)	(21,364)	–	0.0%	150,353	150,353	–	0.0%	(46,581)	(48,193)	(1,612)	3.5%

Net earnings (loss) attributable to common	(15,562)	(15,562)	–	0.0%	118,739	118,739	–	0.0%	(50,641)	(52,253)	(1,612)	3.2%

EBDT	70,467	70,467	–	0.0%	105,560	105,560	–	0.0%	90,699	90,699	–	0.0%

Basic EPS - Continuing Operations	(0.10)	(0.10)			0.74	0.74			(0.33)	(0.33)
Diluted EPS - Continuing Operations	(0.10)	(0.10)			0.62	0.62			(0.33)	(0.33)

Forest City Enterprises, Inc.
SAB 99 Analysis	EXHIBIT C

Year Ended January 31, 2011 (In thousands, except EPS)	Q1 2010				Q2 2010				Q3 2010				Q4 2010

	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Revenues from real estate operations	$275,557	$275,557	$–	0.0%	$304,946	$304,946	$–	0.0%	$299,368	$299,368	$–	0.0%	$297,790	$297,790	$–	0.0%

Earnings (loss) before income taxes	(13,206)	(13,206)	–	0.0%	255,828	255,828	–	0.0%	(5,695)	(6,695)	(1,000)	17.6%	(34,745)	(34,745)	–	0.0%

Net earnings (loss) attributable to common	(15,562)	(15,562)	–	0.0%	118,739	118,739	–	0.0%	(50,641)	(51,253)	(612)	1.2%	(5,683)	(5,683)	–	0.0%

Basic EPS - Continuing Operations	(0.10)	(0.10)			0.74	0.74			(0.33)	(0.33)			(0.04)	(0.04)
Diluted EPS - Continuing Operations	(0.10)	(0.10)			0.62	0.62			(0.33)	(0.33)			(0.04)	(0.04)

Year Ended January 31, 2010 (In thousands, except EPS)	Q1 2009				Q2 2009				Q3 2009				Q4 2009

	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change

Revenues from real estate operations	$304,971	$304,971	$–	0.0%	$309,276	$309,276	$–	0.0%	$299,236	$299,236	$–	0.0%	$318,530	$318,530	$–	0.0%

Earnings (loss) before income taxes	(38,417)	(33,417)	5,000	-13.0%	18,666	19,666	1,000	5.4%	11,381	11,381	–	0.0%	414	414	–	0.0%

Net earnings (loss) attributable to common	(30,679)	(27,618)	3,061	-10.0%	(1,789)	(1,177)	612	-34.2%	(4,384)	(4,384)	–	0.0%	6,201	6,201	–	0.0%

Basic EPS - Continuing Operations	(0.30)	(0.27)			(0.01)	(0.02)			(0.03)	(0.03)			0.04	0.04
Diluted EPS - Continuing Operations	(0.30)	(0.26)			(0.01)	(0.02)			(0.03)	(0.03)			0.04	0.04

Forest City Enterprises, Inc.

SAB 99 Analysis

EXHIBIT D

	Year ended	Quarter ended				Year ended	Quarter ended				Year ended	Quarter ended
(In thousands, except EPS)	1/31/2009	4/30/2009	7/31/2009	10/31/2009	1/31/2010	1/31/2010	4/30/2010	7/31/2010	10/31/2010	1/31/2011	1/31/2011	4/30/2011	7/31/2011	10/31/2011
Revenue - As reported	$1,251,602	$304,971	$309,276	$299,236	$318,530	$1,232,013	$275,557	$304,946	$299,368	$297,790	$1,177,661	$316,881	$253,205	$261,198
Revenue - As revised	1,251,602	304,971	309,276	299,236	318,530	1,232,013	275,557	304,946	299,368	297,790	1,177,661	316,881	253,205	261,198
Percentage Variance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Operating expenses - As reported	767,170	194,823	164,649	170,619	174,461	704,552	155,291	169,516	162,082	198,894	685,783	165,688	159,771	169,155
Operating expenses - As revised	761,170	189,823	163,649	170,619	174,461	698,552	155,291	169,516	163,082	198,894	686,783	167,688	157,771	167,155
Percentage Variance	-0.8%	-2.6%	-0.6%	0.0%	0.0%	-0.9%	0.0%	0.0%	0.6%	0.0%	0.1%	1.2%	-1.3%	-1.2%

Pre-Tax net earnings (loss) from continuing - As reported	(139,932)	(54,085)	1,096	(1,516)	31,496	(23,009)	(30,330)	254,832	(5,027)	(47,487)	171,988	61,290	(15,901)	(52,500)
Pre-Tax net earnings (loss) from continuing - As revised	(133,932)	(49,085)	2,096	(1,516)	31,496	(17,009)	(30,330)	254,832	(6,027)	(47,487)	170,988	59,290	(13,901)	(50,500)
Percentage Variance	-4.3%	-9.2%	91.2%	0.0%	0.0%	-26.1%	0.0%	0.0%	19.9%	0.0%	-0.6%	-3.3%	-12.6%	-3.8%

Net Earnings (loss) to common - As reported	(113,247)	(30,679)	(1,789)	(4,384)	6,201	(30,651)	(15,562)	118,739	(50,641)	(5,683)	46,853	43,717	4,284	(41,875)
Net Earnings (loss) to common - As revised	(109,574)	(27,618)	(1,177)	(4,384)	6,201	(26,978)	(15,562)	118,739	(51,253)	(5,683)	46,241	42,493	5,508	(40,651)
Percentage Variance	-3.2%	-10.0%	-34.2%	0.0%	0.0%	-12.0%	0.0%	0.0%	1.2%	0.0%	-1.3%	-2.8%	28.6%	-2.9%

Diluted EPS - As reported	(1.20)	(0.30)	(0.01)	(0.03)	0.04	(0.13)	(0.10)	0.62	(0.33)	(0.04)	0.42	0.24	0.02	(0.25)
Diluted EPS - As revised	(1.17)	(0.26)	(0.02)	(0.03)	0.04	(0.10)	(0.10)	0.62	(0.33)	(0.04)	0.42	0.22	0.01	(0.25)
Percentage Variance	-2.5%	-13.3%	100.0%	0.0%	0.0%	-20.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-10.3%	-33.1%	2.9%

EBDT - As reported	218,937	41,604	95,483	85,612	78,407	301,106	70,467	105,560	90,699	43,149	309,875	127,376	70,706	77,477
EBDT - As revised	218,937	41,604	95,483	85,612	78,407	301,106	70,467	105,560	90,699	43,149	309,875	127,376	70,706	77,477
Percentage Variance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Total Equity - As reported	1,176,099	1,166,353	1,525,020	1,494,015	1,504,840	1,504,840	1,632,638	1,749,425	1,368,506	1,860,311	1,860,311	1,897,998	1,901,579	1,849,139
Total Equity - As revised	1,179,772	1,169,414	1,525,632	1,494,015	1,504,840	1,508,513	1,632,638	1,749,425	1,367,894	1,860,311	1,859,699	1,896,774	1,902,803	1,850,363
Percentage Variance	0.3%	0.3%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.1%	0.1%

Accounts payable, etc - As reported	1,277,199	1,237,819	1,194,262	1,199,171	1,194,688	1,194,688	1,351,359	1,056,109	1,074,994	1,074,042	1,074,042	1,067,836	1,053,778	1,082,806
Accounts payable, etc - As revised	1,259,413	1,215,033	1,170,476	1,175,385	1,170,902	1,170,902	1,327,573	1,032,323	1,052,208	1,051,256	1,051,256	1,043,050	1,030,992	1,062,020
Percentage Variance	-1.4%	-1.8%	-2.0%	-2.0%	-2.0%	-2.0%	-1.8%	-2.3%	-2.1%	-2.1%	-2.1%	-2.3%	-2.2%	-1.9%